March 13, 2023	1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
Files Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 344 (“PEA 344”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 487 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 27, 2022. PEA 344 was filed to register Institutional Class, Class I-2, Class I-3, Administrative Class, Class A and Class C shares of PIMCO Total Return Fund V (the “Fund”), a new series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 344.

Prospectus—Fee Table

Comment 1: Please add a footnote to the fee table related to the fee waiver arrangement to disclose who can terminate the waiver agreement, the term of the waiver agreement and whether PIMCO may recoup any waived fees. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that applicable footnote disclosure will be included in the registration statement.

Comment 2: Confirm that the contractual waiver agreement referenced in the fee table will be filed as an exhibit to the registration statement.

Response: The Registrant confirms that the applicable agreement will be filed as an exhibit to the Fund’s registration statement.

Prospectus—Principal Investment Strategies

Comment 3: The Fund’s principal investment strategies state:

The Fund will not invest in the securities of any non-governmental issuer determined by PIMCO to be engaged principally in the (1) manufacture of alcoholic beverages, tobacco products or military equipment, (2) operation of gambling casinos, (3) oil industry, including extraction, production, and refining, or (4) production or distribution of coal and coal fired generation. In addition, the Fund will not invest in the securities of any non-governmental issuer known to (1)

derive gross revenue from the production, direction or publication of adult entertainment materials, as well as those known to be directly engaged in the business of distributing and selling such materials, (2) provide abortions or manufacture abortifacients (and entities that own or are owned thereby), (3) manufacture products intended for contraception, (4) engage in certain types of stem cell research (including the use of embryonic or fetal stem cells to develop products), or (5) produce and/or retail cannabis for recreational use, each of the foregoing generally as determined by a third-party data provider and reported to PIMCO.

Please disclose, either in this section or in response to Item 9 of Form N-1A, the types of businesses that would be excluded from investment pursuant to each prong of this policy.

Response: The following disclosure will be added to the prospectus section “Characteristics and Risks of Securities and Investment Techniques—Additional Information Regarding Certain Screens Used by the Fund”:

Adult Entertainment Producers, Distributors and Retailers. Adult entertainment materials generally are those in which the dominant theme is “sexually explicit” conduct. Companies involved in the independent wholesale of such materials generally are viewed as distributors thereof. In addition, companies that operate specialty stores or online sites for adult entertainment materials generally are viewed as retailers thereof.

The Registrant has reviewed the Fund’s principal investment strategies, “Characteristics and Risks of Securities and Investment Techniques—ESG Investing” and “Characteristics and Risks of Securities and Investment Techniques—Additional Information Regarding Certain Screens Used by the Fund” and believes that, with the additional disclosure indicated above, the disclosure included in the prospectus effectively describes the types of businesses that would be excluded from investment based on the screens described in the Fund’s principal investment strategies.

Comment 4: The Fund’s principal investment strategies state, “the Fund will not invest in the securities of any non-governmental issuer known to … provide abortions or manufacture abortifacients (and entities that own or are owned thereby)”. Please define “abortifacients” within the principal investment strategies section of the prospectus.

Response: The Registrant has reviewed the prospectus disclosure and believes the following definition within “Characteristics and Risks of Securities and Investment Techniques—Additional Information Regarding Certain Screens Used by the Fund – Abortion Providers and Abortifacient Manufacturers” is responsive to the comment, particularly the first sentence within the parenthetical:

Abortion Providers and Abortifacient Manufacturers. This screen generally is intended to exclude companies with an industry tie to abortion or abortifacients, including abortion providers, acute care facility operators, abortifacient manufacturers, and issuers that own or are owned by one of the foregoing. (Abortifacients generally are drugs, compounds or chemicals that result in the termination of a pregnancy or that are otherwise recognized as having significant secondary use in the termination of pregnancy. The following are not intended to be excluded: companies that solely market, license, or distribute abortifacients; companies that manufacture non-abortifacient specific products such as saline solution; companies that retail or prescribe abortifacients, such as pharmacies; companies that manufacture abortifacient drugs exclusively for research or animal use; and/or companies that produce drugs that include abortion as a side effect.)

Comment 5: With respect to (1)-(5) in the sentence beginning “In addition, the Fund will not invest in the securities of any non-governmental issuer known to…” please disclose the criteria utilized to determine whether an issuer is “known to” be involved in such activities. If a revenue criteria is utilized for issuers engaged in stem cell research, please explain how that is appropriate given research is likely an expense rather than a contributor to revenue.

Response: The Registrant has reviewed the section of the prospectus entitled “Characteristics and Risks of Securities and Investment Techniques—Additional Information Regarding Certain Screens Used by the Fund” and believes that, with the additional disclosure indicated in the response to Comment 3 above, the disclosure included in the prospectus effectively describes the criteria utilized to determine whether an issuer is “known to” be involved in the specified activities. With regard to stem cell research providers, as disclosed in the prospectus, stem cell research providers will be identified through screens that seek to identify issuers that are “engaged in stem cell research using cells derived from human embryos or human fetal tissue, companies that use fetal cell lines in the development of vaccines and other biologics, companies that develop or produce products for scientific research specifically on embryonic or fetal stem cells and companies that use embryonic or fetal stem cells to develop products” without regard to revenue.

Comment 6: The Fund’s principal investment strategies state:

In analyzing whether an issuer meets any of the criteria described above, PIMCO may rely upon, among other things, information provided by an independent third party, including research and screens employed for certain values-based or Catholic institutions such as the MSCI Catholic Values Screening Methodology and related research.

If PIMCO will rely upon third party research and screens, such as MSCI Catholic Values Screening Methodology, please replace “may” with “will.”

Response: The Registrant has revised the referenced disclosure to note that PIMCO “intends to predominantly rely upon” third party research and screens, as also noted by the Staff in connection with comment 18 below.

Comment 7: The Fund intends to utilize data from third party providers to screen investments. Please identify any primary providers the Fund will use in addition to MSCI. Please also briefly summarize each provider’s screening methodology in the prospectus, and consider any related principal risks to the Fund resulting from the use of third party providers given the criteria used by multiple providers can differ significantly in relation to each other.

Response: PIMCO is not currently contemplating utilizing other third party providers to screen investments in addition to MSCI. The Registrant believes the current risk disclosure regarding Environmental, Social and Governance and Faith-Based Values Investing Risk is sufficient in that it discloses “there is no guarantee that the factors utilized by PIMCO or any judgment exercised by PIMCO will reflect the opinions of any particular investor, and the factors utilized by PIMCO may differ from the factors that any particular investor considers relevant”.

Comment 8: The Fund’s principal investment strategies state:

The Fund may avoid investment in the securities of issuers whose business practices with respect to the environment, social responsibility, and governance (“ESG practices”) are not to PIMCO’s satisfaction. In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. Additionally, PIMCO may engage proactively with issuers to encourage them to improve their ESG practices. PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in-person meetings, phone calls, electronic communications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives. It may also exclude those issuers that are not receptive to PIMCO’s engagement efforts, as determined in PIMCO’s sole discretion.

Please disclose specific environmental, social and/or governance practices that PIMCO will consider on behalf of the Fund.

Response: The Registrant believes the current disclosure covers the material aspects of the environmental, social and/or governance practices that PIMCO will consider on behalf of the Fund.

Comment 9: Please disclose whether the Fund’s investments in (1) derivative instruments and (2) mortgage- or asset-backed securities are subject to the Fund’s ESG and Faith-Based Values Investing screens. If not, please disclose that such investments are made without reference to the Fund’s ESG and Faith-Based Values Investing screens, or disclose the actual screens that apply to such investments.

Response: As disclosed in the statement of additional information, the Fund will not invest in derivative instruments whose returns are based, in whole, on securities issued by Total Return V Socially-Restricted Issuers. The Fund’s principal investment strategies state that the Fund may invest in derivatives, such as credit default swaps, on indexes of securities which may include exposure to issuers that the Fund is not permitted to invest in directly.

With respect to mortgage- and asset-backed securities, the Registrant notes that the disclosure currently states that the referenced screens are applied to “non-governmental issuers,” but the Registrant will add further disclosure to state that issuers of mortgage- and asset-backed securities generally will not be treated as Total Return V Socially-Restricted Issuers.

Prospectus—Principal Risks

Comment 10: In the “Principal Risks–Leveraging Risk” section, the Fund references reverse repurchase agreements but does not include corresponding disclosure in the Principal Investment Strategies. If reverse repurchase agreements are not part of the Fund’s principal strategies, please tailor the risk factor to only reference the types of leverage the Fund will principally engage in.

Response: The Registrant believes that the current disclosure is adequate. The Registrant does not consider reverse repurchase agreements to be part of the Fund’s principal investment strategies, but notes that such reverse repurchase agreements may contribute to leveraging risk. In addition, the Registrant notes that reverse repurchase agreements on Fixed Income Instruments are included within the defined term “Fixed Income Instruments,” which is what the Fund primarily invests in as set forth in the Fund’s principal investment strategies.

Comment 11: In the “Principal Risks – Environmental, Social and Governance and Faith-Based Values Investing Risk” section, consider replacing “performance will differ from funds that do not utilize an ESG investing strategy” with “performance may be less than funds that do not utilize an ESG investing strategy.”

Response: The Registrant has reviewed the disclosure and believes that the use of “performance will differ from,” rather than “performance may be less than” accurately describes Environmental, Social and Governance and Faith-Based Values Investing Risk. The Registrant respectfully declines to make the requested change.

Comment 12: Consider adding disclosure, where applicable, regarding how the Fund will handle relevant ESG and Faith-Based Values Investing considerations in voting proxies with respect to portfolio holdings of the Fund.

Response: The Registrant believes that additional disclosure is unnecessary and unlikely to be useful to investors or prospective investors, as the Fund will invest primarily in fixed income securities that generally are not voting securities. Additionally, the Trust respectfully notes that Instruction 2 to Item 17(f) of Form N-1A provides that “[a] Fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” As the proxy voting policy is included in the SAI, the Registrant respectfully declines to add additional disclosure.

Prospectus—Performance

Comment 13: Please provide supplementally the name of the Fund’s broad-based securities market index.

Response: The Fund’s broad-based securities market index is the Bloomberg Barclays U.S. Aggregate Index.

Prospectus—Management

Comment 14: In the “Management of the Fund – Management Fees – Advisory Fees” section, please insert the text of footnote 1.

Response: Comment accepted. The footnote will state: “This Fund was not operational as of the date of this prospectus.”

Comment 15: The “Management of the Funds – Individual Portfolio Managers” section of the prospectus, please identify the lead portfolio manager(s) who is (are) primarily (jointly and primarily) responsible for the day-to-day management of the Fund.

Response: Comment accepted.

Prospectus—Distribution and Servicing (12b-1) Plans

Comment 16: In the “Distribution and Servicing (12b-1) Plans – Class A and Class C Shares” section, please revise to include the statement required by Item 12(b)(2) of Form N-1A.

Response: Comment accepted. The Registrant will revise “Distribution and Servicing (12b-1) Plans – Class A and Class C Shares” to include the following disclosure:

Because distribution fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than other types of sales charges, such as sales charges that are deducted at the time of investment.

Comment 17: In the “Distribution and Servicing (12b-1) Plans – Administrative Class Shares” section, please revise to include the complete statement required by Item 12(b)(2) of Form N-1A.

Response: Comment accepted. The Registrant will revise “Distribution and Servicing (12b-1) Plans – Administrative Class Shares” as follows:

The Trust has adopted, pursuant to Rule 12b-1 under the 1940 Act, a separate Distribution and Servicing Plan for the Administrative Class shares of the Fund. The Distribution and Servicing Plan permits the Fund to compensate the Distributor for providing or procuring through financial firms, distribution, administrative, recordkeeping, shareholder and/or related services with respect to the Administrative Class shares. Most or all of the distribution and service (12b-1) fees are paid to financial firms through which shareholders may purchase or hold shares. Because these fees are paid out of the Fund’s Administrative Class assets on an ongoing basis, over time they will increase the cost of an investment in Administrative Class shares, and may cost you more than paying other types of sales charges, such as sales charges that are deducted at the time of investment.

Prospectus—Characteristics and Risks of Securities and Investment Techniques

Comment 18: In the “Additional Information Regarding Certain Screens Used by the Fund” section, it states:

In analyzing whether an issuer meets any of the criteria described above, PIMCO intends to predominantly rely upon, among other things, information provided by an independent third party, including research and screens employed for certain values-based or Catholic institutions such as the MSCI Catholic Values Screening Methodology and related research. [emphasis added]

If PIMCO intends to “predominantly rely upon” the information provided by an independent third party, please revise the principal investment strategies to state the same.

Response: Comment accepted. The principal investment strategies will so state.

Comment 19: Please identify the independent third party by name whose methodology is summarized in the “Additional Information Regarding Certain Screens Used by the Fund” section.

Response: The disclosure referenced by the Staff refers to the MSCI Catholic Values Screening Methodology, which the Registrant believes is adequate.

Comment 20: The “Additional Information Regarding Certain Screens Used by the Fund – Abortion Providers and Abortifacient Manufacturers” section states, “This screen generally is intended to exclude companies with an industry tie to abortion or abortifacients”. Please revise to more specifically disclose what “industry tie” means.

Response: The Registrant notes that the same sentence goes on to state, “including abortion providers, acute care facility operators, abortifacient manufacturers, and issuers that own or are owned by one of the foregoing.”

Accordingly, the Registrant believes that the disclosure included in the prospectus effectively discloses the types of businesses that would be excluded from investment based on the screens described.

Comment 21: On the back cover of the Prospectus, revise disclosure that a financial intermediary is “expected to provide” paper copies of shareholder reports with “will provide” such copies. See Rule 30e-3 under the 1940 Act. Alternatively, delete the relevant paragraph as such disclosure is no longer required.

Response: The Registrant has revised the disclosure to state the following (new language bold and underlined):

As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail from the financial intermediary, such as a broker-dealer or bank, which offers the Fund unless you specifically request paper copies of the reports, from the financial intermediary. Instead, the shareholder reports will be made available on a website, and the financial intermediary will notify you by mail each time a report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your financial intermediary. Paper copies of the Fund’s shareholder reports are required to be provided free of charge by the financial intermediary.

Statement of Additional Information

Comment 22: Please revise throughout the SAI any references to segregation and/or earmarking of assets for purposes of Section 18 of the 1940 Act as may be necessary in light of Rule 18f-4 under the 1940 Act. For example, see the second paragraph under “Foreign Currency Transactions.”

Response: Comment accepted.

Comment 23: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

With respect to investments in other investment companies by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Core Asset Allocation Fund and PIMCO Inflation Response Multi-Asset Fund, the Trust takes the position that investments in other investment companies are not considered an investment in a particular industry, and portfolio securities held by other investment companies in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Fund’s policy on concentration.

Please revise the disclosure to state that the funds of funds consider the portfolio holdings of all underlying funds in which the funds of funds invest for purposes of the funds of funds’ concentration policies.

Response: The Registrant respectfully declines to make the change requested by the Staff at this time. The funds of funds disclose that they do not treat other investment companies as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance. Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a fund of funds makes direct investments in securities and instruments not issued by other investment companies, the fund of funds will consider the industries to which such direct investments belong for purposes of applying the fund of funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry (e.g., the PIMCO Preferred and Capital Securities Fund), the fund of funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund. By taking into consideration such concentration policies, the funds effectively “consider” the holdings of such Underlying PIMCO Funds. However, the funds of funds do not look through to the holdings of Underlying PIMCO Funds for purposes of the funds of funds’ concentration policy.

Part C

Comment 24: Please file as an exhibit to Registrant’s registration statement a certified copy of the resolution of the Registrant’s Board of Trustees authorizing the registration statement to be signed on behalf of Mr. Johnson pursuant to a power of attorney. See Rule 483(b) under the Securities Act of 1933, as amended.

Response: The Registrant confirms that it will file as an exhibit to Registrant’s registration statement a certified copy of the resolution of the Registrant’s Board of Trustees authorizing the registration statement to be signed on behalf of Mr. Johnson pursuant to a power of attorney.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP